SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                FORM 12B-25

                                                Commission File Number 1-9820


                        NOTIFICATION OF LATE FILING

(Check One):  [ ] Form 10-K  [  ] Form 11-K  [  ] Form 20-F   [X] Form 10-Q
              [ ] Form N-SAR

For Period Ended: September 30, 1999


[ ] Transition Report on Form 10-K [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

      For the Transition Period Ended:  ------------------------------------

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:________________
______________________________________________________________________________


                                   PART I
                           REGISTRANT INFORMATION

Full name of registrant     Birmingham Steel Corporation

Former name if applicable ___________________________________________________

Address of principal executive office (Street and number) 1000 Urban Center
                                                          Parkway, Suite 300
City, state and zip code  Birmingham, Alabama 35242


                                  PART II
                          RULE 12B-25 (B) AND (C)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]   (a)   The reasons described in reasonable detail in Part III
            of this form could not be eliminated without unreasonable effort or expense;

[X]   (b)   The subject annual report, semi-annual report, transition
            report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 1st calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the first calendar day following the prescribed due date; and

[ ]   (c)   The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.


                                  PART III
                                 NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      On August 18, 1999, Birmingham Steel Corporation (the "Company") announced plans to pursue a strategic restructuring of its operations that would involve, among other things, the sale of its Special Bar Quality division and its 50% ownership interest in American Iron Reduction, LLC. These actions were reflected in the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1999. As a result of the restructuring, the preparation of the Company's financial statements and related notes has been significantly complicated by the need to reflect the businesses to be divested as discontinued operations, as well as the need to restate the results of operations for the same period in the prior year. Given such factors, the Quarterly Report on Form 10-Q could not be filed by the Company without unreasonable effort or expense in the absence of an extension. As indicated in Part II above, the Form 10-Q will be filed on or before the first calendar day following the prescribed due date.


                                  PART IV
                             OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

          Catherine Pecher                (205)              970-1200
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             (Name)                    (Area code)        (Telephone number)


      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the
Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                            [X] Yes  [  ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                            [X] Yes  [  ] No


            If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The financial statements will reflect the businesses to be divested as discontinued operations, both for the fiscal quarter ended September 30, 1999 and the corresponding period in the prior year. This treatment is similar to that followed in the financial statements contained in the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1999. The Company expects to file its Report on Form 10-Q shortly after the filing of this notice.


                        Birmingham Steel Corporation
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                (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  November 15, 1999              By:  /s/ Kevin E. Walsh
                                          -------------------------------
                                           Kevin E. Walsh
                                           Executive Vice President and
                                           Chief Financial Officer